CUSIP No. 805423 10 0	Page 1 of 8 Pages

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
___________________

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) (Amendment No. 12)1
SAVVIS, Inc.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
805423 10 0
(CUSIP Number)
Welsh, Carson, Anderson & Stowe	Anthony J. Norris, Esq.
320 Park Avenue, Suite 2500	Ropes & Gray LLP
New York, New York 10022	1211 Avenue of the Americas
Attention: Jonathan M. Rather	New York, New York 10036
Tel. (212) 893-9500	Tel. (212) 596-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 26, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 805423 10 0	Page 2 of 8 Pages

1)	Name of Reporting Person and I.R.S. Identification No. of Above Person, if An Entity (Voluntary)		Welsh, Carson, Anderson & Stowe VIII, L.P.
2)	Check the Appropriate Box if a Member of a Group		(a) [X] (b) [ ]
3)	SEC Use Only
4)	Source of Funds		Not Applicable
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		Not Applicable
6)	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power	10,285,694 shares of Common Stock
	8)	Shared Voting Power	-0-
	9)	Sole Dispositive Power	10,285,694 shares of Common Stock
	10)	Shared Dispositive Power	-0-
11)	Aggregate Amount Beneficially Owned by Each Reporting Person		10,285,694 shares of Common Stock
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		[ ]
13)	Percent of Class Represented by Amount in Row (11)		17.9%
14)	Type of Reporting Person		PN

CUSIP No. 805423 10 0	Page 3 of 8 Pages

1)	Name of Reporting Person and I.R.S. Identification No. of Above Person, if An Entity (Voluntary)		WCAS Management Corporation
2)	Check the Appropriate Box if a Member of a Group		(a) [X] (b) [ ]
3)	SEC Use Only
4)	Source of Funds		Not Applicable
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		Not Applicable
6)	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power	80,759 shares of Common Stock
	8)	Shared Voting Power	-0-
	9)	Sole Dispositive Power	80,759 shares of Common Stock
	10)	Shared Dispositive Power	-0-
11)	Aggregate Amount Beneficially Owned by Each Reporting Person		80,759 shares of Common Stock
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		[ ]
13)	Percent of Class Represented by Amount in Row (11)		0.1%
14)	Type of Reporting Person		CO

CUSIP No. 805423 10 0	Page 4 of 8 Pages

Amendment No. 12 to Schedule 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on March 8, 2000, Amendment No. 1 thereto filed on March 15, 2001, Amendment No. 2 thereto filed on March 20, 2002, Amendment No. 3 thereto filed on October 8, 2002, Amendment No. 4 thereto filed on December 30, 2004, Amendment No. 5 thereto filed on July 6, 2006, Amendment No. 6 thereto filed on January 3, 2007, Amendment No. 7 thereto filed on February 28, 2007, Amendment No. 8 thereto filed on  May 25, 2007, Amendment No. 9 thereto filed on July 6, 2007, Amendment No. 10 thereto filed on May 19, 2008 and  Amendment No. 11 thereto filed on December 8, 2010 (as so amended, the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined.

The following Items of the Schedule 13D are hereby amended as follows:

Item 4.    Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

The Issuer entered into an Agreement and Plan of Merger, dated as of April 26, 2011 (the “Merger Agreement”), with CenturyLink, Inc., a Louisiana corporation (“CenturyLink”), and Mimi Acquisition Company, a Delaware corporation and a wholly-owned subsidiary of CenturyLink (“Merger Sub”), providing for the merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly-owned subsidiary of CenturyLink. The board of directors of each of the Issuer and  CenturyLink have approved the Merger.

Under the Merger Agreement, at the effective time of the Merger, each outstanding share of the Issuer’s common stock, other than shares held by holders who properly exercise dissenters’ rights, will be converted into the right to receive $30.00 in cash, without interest and a fraction of a share of CenturyLink common stock equal to (x) $10.00 divided by (y) the volume weighted average trading price, of CenturyLink common stock over a thirty-trading day period, ending three trading days prior to the closing, provided that if this average price is less than or equal to $34.42, each such  share of the Issuer’s common stock will instead be converted into the right to receive $30.00 in cash, without interest, and 0.2905 of a CenturyLink share (the “Merger Consideration”). No fractional shares of CenturyLink common stock will be issued in the Merger and the Issuer’s stockholders who would otherwise have been entitled to receive a fraction of a share (after taking into account all shares of the Issuer’s common stock exchanged by such holder) will receive cash in lieu of any fractional shares.

The Merger is subject to the approval of the Issuer’s stockholders and other customary closing conditions including among others:

• the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; any approval required under new Indian competition regulations; and any authorization required to be obtained from the Federal Communications Commission;

• the receipt of other governmental approvals required to be obtained in connection with the Merger, unless failure to obtain those approvals would not have a material adverse effect on CenturyLink or the Issuer;

• the effectiveness of a registration statement on Form S-4 to be filed with the Commission covering the shares of CenturyLink common stock to be issued in connection with the Merger;

• the approval for listing on the New York Stock Exchange covering the shares of CenturyLink common stock to be issued in connection with the Merger; and

• the absence of litigation by any governmental entity seeking to prohibit the Merger or limiting CenturyLink’s ability to control the Issuer following the closing of the Merger or that could otherwise have a material adverse effect on the parties.

CUSIP No. 805423 10 0	Page 5 of 8 Pages

For each of the Issuer and CenturyLink, the obligation to close the Merger is also subject to the accuracy of representations and warranties of, and compliance with, covenants by the other party, in each case as set forth in the Merger Agreement subject to specified materiality exceptions.

The Merger Agreement provides that the Issuer and CenturyLink may mutually agree to terminate the Merger Agreement before completing the Merger. In addition, either the Issuer or CenturyLink may terminate the Merger Agreement if:

• the Merger is not consummated by January 31, 2012 (subject to extension if the Issuer’s stockholders have adopted the Merger Agreement but certain other conditions have not been met);

• a court or other governmental entity issues a final and nonappealable order prohibiting the Merger;

• the Issuer’s  stockholders fail to adopt the Merger Agreement; or

• the other party breaches the Merger Agreement in a way that would entitle the party seeking to terminate the agreement not to consummate the Merger, subject to the right of the breaching party to cure the breach.

CenturyLink may also terminate the Merger Agreement prior to the adoption of the Merger Agreement by the Issuer’s stockholders if the Issuer’s board of directors withdraws, modifies or proposes publicly to withdraw or modify its approval or recommendation with respect to the Merger Agreement or approves, recommends or proposes to approve or recommend any alternative takeover proposal with a third party.

The Merger Agreement also prohibits the Issuer from soliciting, or participating in discussions or negotiations or providing information with respect to, alternative takeover proposals, subject to certain exceptions.

The Merger Agreement further provides that, upon termination of the Merger Agreement under certain circumstances, the Issuer   may be obligated to pay CenturyLink a termination fee of $85 million. Each of the Issuer and CenturyLink have agreed to customary representations, warranties and covenants in the Merger Agreement including, among others, covenants (i) with respect to the conduct of its business during the interim period between the execution of the Merger Agreement and consummation of the Merger and (ii) to refrain from engaging in certain kinds of transactions during such period.

The Merger Agreement is incorporated herein as Exhibit 1 by reference to Exhibit 2.1 to the Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 28, 2011, and any description thereof is qualified in its entirety by reference thereto.

Item 5.     Interest in Securities of the Issuer.

The following paragraphs of Item 5 are hereby amended and restated as follows:

The information set forth below is based on a total of 57,512,633 shares of Common Stock outstanding at the close of business on April 25, 2011, as reported in the Merger Agreement.

(a)

WCAS VIII and VIII Associates

WCAS VIII owns 10,285,694 shares of Common Stock, or approximately 17.9% of the Common Stock outstanding.  VIII Associates, as the general partner of WCAS VIII, may be deemed to beneficially own the securities owned by WCAS VIII.

CUSIP No. 805423 10 0	Page 6 of 8 Pages

WCAS

WCAS owns 80,759 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

Managing Members of VIII Associates and  WCAS Principal

(i) Patrick J. Welsh owns 715,927 shares of Common Stock, or approximately 1.2% of the Common Stock outstanding.

(ii) Russell L. Carson beneficially owns an aggregate 353,116 shares of Common Stock (80,149 directly and 272,967 indirectly, held by the Carson Family Charitable Trust),  or approximately 0.6% of the Common Stock outstanding.

(iii) Bruce K. Anderson owns 712,944 shares of Common Stock, or approximately 1.2% of the Common Stock outstanding.

(iv) Thomas E. McInerney owns 619,205 shares of Common Stock, or approximately 1.1% of the Common Stock outstanding.

(v) Robert A. Minicucci owns 159,410 shares of Common Stock, or approximately 0.3% of the Common Stock outstanding.

(vi) Anthony J. deNicola beneficially owns an aggregate 187,960 shares of Common Stock (101,176 directly and 86,784 indirectly, held by the Anthony & Christie deNicola Family Foundation), or approximately 0.3% of the Common Stock outstanding.

(vii) Paul B. Queally owns 37,994 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(viii) Jonathan M. Rather owns 15,536 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(ix) D. Scott Mackesy owns 4,156 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(x) John D. Clark owns 17,831 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(xi) Sanjay Swani owns 1,556 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(c)  As of the date of filing of this Amendment No. 12 to Schedule 13D, none of the Reporting Persons have effected any transactions in the Common Stock within the past 60 days.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

CUSIP No. 805423 10 0	Page 7 of 8 Pages

In connection with the execution of the Merger Agreement, WCAS VIII, WCAS, the Managing Members of  VIII Associates and certain related parties (the “WCAS Stockholders”) have entered into a Voting Agreement, dated as of April 26, 2011 with CenturyLink (the “Voting Agreement”). The WCAS Stockholders have agreed in the Voting Agreement to vote all shares of common stock of the Issuer owned by them (i) in favor of the adoption of the Merger Agreement and any action reasonably requested by CenturyLink in furtherance thereof and (ii) against any alternative takeover proposal with a third party and any action involving the Issuer that is intended, or would reasonably be expected, to interfere with or delay the Merger, among other things. The Voting Agreement also prohibits the WCAS Stockholders from soliciting, or participating in discussions or negotiations or providing information with respect to, alternative takeover proposals, subject to certain exceptions.  The WCAS Stockholders also have agreed to comply with restrictions on the disposition and encumbrance of their shares and to refrain from taking certain other actions.  The WCAS Stockholders have waived their dissenters’ rights with respect to the Merger.

Pursuant to its terms, the Voting Agreement will terminate upon the earlier of (i) receipt of the Issuer’s stockholder approval; (ii) termination of the Merger Agreement in accordance with its terms; (iii) a change in the Issuer’s board of directors’ favorable recommendation with respect to the Merger Agreement in response to a superior proposal; and (iv) the effective date of any waiver, amendment or other modification of the Merger Agreement that reduces the per share Merger Consideration, or changes the cash/equity per share allocation of the consideration to be received (other than by adding cash consideration).

The Voting Agreement is incorporated herein as Exhibit 2 by reference to Exhibit 99.1 to the Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 28, 2011, and any description thereof is qualified in its entirety by reference thereto.

Item 7.      Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

Exhibit 1 – Merger Agreement (incorporated by reference to Exhibit 2.1 to the Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 28, 2011)

Exhibit 2 – Voting Agreement (incorporated by reference to Exhibit 99.1 to the Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 28, 2011)

CUSIP No. 805423 10 0	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 29, 2011

WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
By:	/s/ David Mintz
Attorney-in-Fact
WCAS MANAGEMENT CORPORATION
By:	/s/ David Mintz
Attorney-in-Fact